Exhibit 99.1

Ballard CEO to Present at 30th Annual Roth Conference in Orange County, CA

VANCOUVER, March 12, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that Randy MacEwen, President and CEO, will present during the 30th Annual Roth Conference at the Ritz-Carlton Hotel in Orange County, California on Tuesday, March 13th, 2018 at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time).

The link to a live audio and webcast of the presentation is http://wsw.com/webcast/roth32/bldp/.  Ballard recommends registering at least 10 minutes prior to the start of the live audio and webcast session to ensure timely access. A recording of the presentation will be made available at www.ballard.com/investors.

During his presentation, Mr. MacEwen will discuss Ballard's strategic direction and recent progress within the rapidly expanding fuel cell and clean energy area. Throughout the conference Randy MacEwen and Guy McAree, Ballard Director of Investor Relations, will be available for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/12/c7541.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 12-MAR-18